UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Resolutions Approved
at the General Annual Ordinary Shareholders’ Meeting Held on April 25, 2013

MEXICO CITY, April 26, 2013 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR)   the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that shareholders adopted the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 25, 2013:

General Annual Ordinary
Meeting Summary of Resolutions

1.
Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor’s report, with respect to the operations and results of the Company during the fiscal year ended December 31, 2012, as well as the Board of Directors’ opinion of the content of such report.

2.
Approval of the report submitted by the Board of Directors which contains the principal accounting and information policies and criteria followed in the preparation of the Company’s financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons, Relevant Shareholders or contracts exceeding US$2,000,000.00.

3.
Note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31, 2012, the Board of Directors did not intervene in any activities or operations to be reported.

4.	Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31, 2012.

5.	Approval of the report submitted by the Audit Committee of the Company with respect to its operations during the fiscal year ended December 31, 2012.

6.	Approval of the activities of the Board of Directors during the year ended December 31, 2012.

7.
Approval of the report on and the fulfillment of the tax obligations of the Company for the fiscal year ended December 31, 2011. Note was taken that the report for the year ended December 31, 2012 has not been issued yet and that it will be presented for approval at the first General Shareholders Meeting to be held after the report is issued.

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8.
Approval of an increase in the legal reserve of the Company by Ps.104,625,403.74 (One hundred and four million six hundred twenty five thousand four hundred three pesos 74/100 Mexican Currency) from the accumulated net profits for the year ended December 31, 2012.

9.
Approval of (i) an ordinary cash dividend from accumulated retained earnings in the amount of Ps.4.00 (four pesos 00/100 Mexican Currency) per share, which will be paid starting on May 14, 2013 in a single installment to each of the outstanding common Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) the taxes for which the Company is responsible with respect to the dividend payment.

The payment of the dividend shall be made through the variable income (Renta Variable) area of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd  floor, Colonia Cuauhtémoc, 06500, México City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of May 14, 2013. Payment of the dividend shall be made against delivery of coupon “06” of the outstanding stock certificates in accordance with the terms notified to shareholders.

The dividend payment notice shall be published no later than April 26, 2013 in a newspaper of general circulation.

10.
Approval of the amount of Ps.787,882,666.00 (Seven hundred eighty seven million eight hundred eighty two thousand six hundred sixty six pesos 00/100 Mexican Currency) and thus increase the maximum amount that may be used by the Company to repurchase its own shares during the fiscal year 2013, pursuant to article 56 of the Securities Market Law, in the amount of Ps.1,952,201,467.24 (One billion nine hundred fifty two million two hundred one thousand four hundred sixty seven pesos 24/100 Mexican Currency).

11.
Approval of the activities of the Board of Directors, Statutory Auditors, Secretary and Assistant Secretary during the year ended December 31, 2012, and release from any liability they might have incurred in the due execution of their position.

12.	Ratification of Mr. Fernando Chico Pardo as President of the Board of Directors.

13.
Ratification of all other members and alternate members of the Board of Directors: Mr. Fernando Chico Pardo, Mr. José Antonio Pérez Anton, Luis Chico Pardo, Aurelio Perez Alonso, Ricardo Guajardo Touche, Francisco Garza Zambrano, Roberto Servitje Sendra, Rasmus Christiansen as members and Mr. Federico Chavez Peon Mijares and Mr. Luis Fernando Lozano Bonfil as alternate members.

14.	Ratification of Mr. Rafael Robles Miaja and Ms. Ana María Poblanno Chanona as non-member Secretary and Assistant Secretary, respectively, to the Board of Directors.

15.	Ratification of Mr. Ricardo Guajardo Touché as President of the Audit Committee.

16.	Ratification of Mr. Fernando Chico Pardo, Mr. José Antonio Pérez Anton and Mr. Roberto Servitje Sendra as members of the Nominations and Compensation Committee.

17.	Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

-	Each member of the Board of Directors will receive Ps.50,000.00 (Fifty thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Operations Committee will receive, Ps.50,000.00 (Fifty thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

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-	Each member of the Nominations and Compensations Committee will receive Ps.50,000.00 (Fifty thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Audit Committee will receive Ps.70,000.00 (Seventy thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Acquisitions and Agreements Committee will receive Ps.15,000.00 (Fifteen thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

18.
Special Delegates of the General Annual Ordinary Shareholders’ Meeting were appointed to appear before Notary Public to legalize the minutes of this meeting and undertake any other action necessary to formalize and give effect to the resolutions undertaken at this meeting.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 26, 2013